SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:

-	Press Release dated February 10, 2005;
-	Press Release dated February 17, 2005;
-	Notices relating to trading of Enel shares by Senior Management dated from January 10, 2005 to February 16, 2005.

Press Release

€1 BILLION ENEL BOND ISSUE FOR ITALIAN RETAIL INVESTORS

•	Enel returns to the Italian retail investors bond market with a new issue after 12 years from the latest one. This issue features a minimum lot of € 5,000 and a 7-year maturity.

•	Investors can choose between fixed and floating rates, with the coupons easy to calculate because each one is linked to a single reference rate.

•	Bonds are issued free of subscription fees and commissions and will benefit from Enel’s excellent rating. This issue will be highly liquid, which will facilitate trading on the secondary market.

Rome, February 10, 2005 — Consob approved the release of the prospectus for the issue of a maximum total of € 1 billion in Enel bonds reserved for Italian investors. After an absence of 12 years, the issue marks the return to the market of Enel bonds, whose performances have long made them a traditional component of the securities portfolios of Italian households. The Company has a strong credit rating with the leading international agencies (A+ with a stable outlook from Standard & Poor’s; A1 with a stable outlook from Moody’s). The issue was approved by the Enel Board of Directors on July 28, 2004. The Company will use the funds to meet the Group’s general operating needs and to refinance its own debt.

Offer period and minimum lot size
The bonds will be offered from February 28 to March 18, 2005, unless the offer is closed earlier, which will in any case not occur before the fifth day from the beginning of the offer. Investors can subscribe for the fixed or floating-rate bonds with a minimum investment of € 5,000 for each tranche, equal to 5 bonds with a par value of € 1,000 each.

Maturity, transparency and flexibility
Both the fixed and floating-rate securities have a 7-year maturity (due on March 2012). The principal will be repaid in full at maturity. Investors will be able to trade their bonds (in any nominal multiple of € 1,000) at any time at market prices, since the issue will be listed on the

Mercato Obbligazionario Telematico (the electronic bond market run by Borsa Italiana S.p.A.), where performance can be tracked daily in specialized newspapers and on the Internet. The two securities have obtained the A+ rating by Standard & Poor’s and A1 by Moody’s, in line with the rating of Enel

Coupons and tax treatment
Both tranches coupons are linked to a single reference rate, making them easy to calculate. Subscribers will not be charged any subscription fees or commissions. The final coupon on the bonds is quoted gross of any applicable tax at the time of payment. The current tax rate is 12.5%.

Fixed-rate bonds
The coupon on the fixed-rate bonds will be calculated as the sum of the 7-year swap rate current at the end of the offer period and an additional spread to be defined at the end of such period. The spread will fall within a range of 10 basis points that will be announced no later than the day before the start of the offer period. The total coupon will be announced within 5 days from the closure of the offer period in a notice published in the Il Sole 24 ore and/or MF newspapers.

In the period from January 1, 2004 to date, the 7-year swap rate ranged from a low of 3.2593% to high of 4.213%; yesterday the 7-year swap rate was 3.2593%. Coupons will be paid to investors annually.

Floating-rate bonds
For the entire life of the floating-rate bonds, the coupon paid will be calculated as 6-month Euribor plus an additional spread to be determined at the end of the offer period. The spread will fall within a range of 10 basis points that will be announced no later than the day before the start of the offer period. Coupons will be calculated on the basis of the actual number of days in the interest period. The overall coupon for the first period will be announced within 5 days from the closure of the offer period in a notice published in the Il Sole 24 ore and/or MF newspapers.

In the period from January 1, 2004 to date, 6-month Euribor ranged from a low of 1.923% to a high of 2.239%; yesterday 6-month Euribor stood at 2.181%. Coupons will be paid to investors on a six-monthly basis.

Allotment and size of tranches
The size of the individual tranches will each amount to no less than €250 million, will be set at the end of the subscription period and will take into account the distribution of investors’ demand by tranches. In order to ensure the liquidity of the bonds, the banks handling the placement, in agreement with Enel, reserve the right not to issue one of the two tranches, if investors’ demand does not reach the aforesaid threshold of €250 million. If the bonds are oversubscribed, investors’ applications will be scaled back.

Underwriting and placement syndicate
Enel has engaged Banca Caboto (Banca Intesa Group) and Banca IMI (IMI S. Paolo Group) as lead underwriters. A Management Board composed by Banca Akros (Banca Popolare di Milano Group), Banca Nazionale del Lavoro, Centrobanca (Banche Popolari Unite Group) and Crediop Dexia has also been set up. All major Italian banks and financial services networks will be invited to participate in the placement syndicate.

This announcement does not constitute an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the Company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and its management, including financial statements.

Press Release

ENEL: SLOVENSKE ELEKTRARNE (SE) ACQUISITION AGREEMENT SIGNED

•	Slovenske Elektrarne (SE) has 7,000 MW of capacity in the heart of Europe. Its nuclear power stations, coal-fired plants and hydro facilities account for more than 80% of Slovakia’s power, equal to 50% of the generating capacity sold by Enel in Italy.

•	SE generated about 26 TWh of power in 2004, more than 60% of the output of the three generation companies sold by Enel.

•	It is one of the largest Italian acquisitions abroad : €840 million for 66% of SE.

Bratislava, February 17, 2005 — The Slovakian Minister for the Economy, Pavol Rusko, and Enel CEO Paolo Scaroni today signed the agreement for Enel’s acquisition, for €840 million, of 66% of the share capital of the electricity company Slovenske Elektrarne (SE), the largest electricity generator in Slovakia and the second-largest in Central and Eastern Europe. The ceremony was attended by Italy’s Deputy Prime Minister and Foreign Minister, Gianfranco Fini, Enel Chairman Piero Gnudi, and national and local Slovakian authorities.

Piero Gnudi remarked: “The Slovakian Government, with whom we conducted extensive negotiations, chose Enel over other leading European utilities, rewarding our proposal to form a strategic partnership”. The Enel CEO also emphasised that “SE is a huge opportunity in the European generation market. The acquisition, one of the largest foreign transactions in recent years by an Italian company, underscores Enel’s determination in pursuing a disciplined expansion abroad, with the purpose of creating value for its shareholders”. Scaroni concluded by noting that “We will bring to Slovakia the experience and professionalism of Enel, one of the largest energy companies in the world”.

By the end of the first half of the year Enel will announce an investment plan to increase SE’s output, enhancing efficiency and environmental compatibility. The investment will also boost the company’s profitability and contribute to the economic and social development of Slovakia. Upon signing, Enel is paying 20% of the final price, to be held in an escrow account. The remainder will be disbursed when the shares of SE will be transferred to Enel, that is expected in the second half of 2005.

SE currently operates about 7,000 MW of capacity (83% of the total in Slovakia), equal to the power of the largest generating company that Enel had to dispose of in Italy as part of the liberalisation process. SE’s plant portfolio is well balanced between thermal, hydro and nuclear, which guarantees electricity generation at highly competitive costs.

SE’s plants generated about 26 TWh of power in 2004, about 60% of the output of the three generation companies sold by Enel to its competitors as part of the liberalisation of the Italian electricity market.

In the first 9 months of 2004, SE posted revenues of €875 million and EBITDA of €305 million; net debt as of 30 September 2004 amounted to €1,145 million.

Slovakia entered the European Union in May 2004 and enjoys a favourable macroeconomic environment: the main structural reforms have been launched, the privatisation process is well under way and GDP is expanding by 5% a year. The Slovakian power system is in a strategic position in the heart of Europe and represents an attractive hub for electricity production, which is well connected with the markets of Eastern and Western Europe alike.

With the acquisition of SE, Enel strengthens its position in Central and Eastern Europe, where the Company is already present with generating plants in Bulgaria (about 900 MW of installed capacity) and distribution networks in Romania serving some 20% of the population.

Notices relating to trading of Enel shares by Senior Management

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Marco Alverà	Title: Chief Financial Officer Wind S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	in the transaction	Source [3]

February 11, 2005	S	AZO	IT0003128367	15,218	€5.240	€79,742.32	stock option exercise

February 11, 2005	V	AZO	IT0003128367	15,218	€7.660	€116,569.88	Market transaction

Sub-TOTAL (A) [4]						€ 196,312.20

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial		ISIN	financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction[5]	instrument[6]	Category[7]	code	instrument[8]	Qty	Unit price	Amount	Qty	Unit price	Amount	Features[9]

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)[10]											0

TOTAL (A) + (B)											€ 196,312.20

1 Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preferred shares;
AZR = saving shares;
OBCV = convertible bonds;
O = other, in which case specify the financial instrument.
Also indicate the company that issued the financial instrument involved in the transaction.
3 Indicate the kind of action from which the transaction derives:
-market transaction;
-off-market transaction;
-conversion of convertible bonds;
-exercise of stock options or preemptive rights;
-exercise of warrants;
-exercise of derivative instruments or covered warrants;
-other, in which case specify.
4 Indicate the total amount of the transactions listed in the form.
5 Indicate the kind of transaction:
A = Purchase;
V = Sale;
O = other, in which case specify.
6 Indicate the kind of derivative financial instrument involved in the transaction:
W = warrants;
OPZ = options;
PR = traditional option contracts;
CW = covered warrants;
O = other, in which case specify.
7 Indicate the category of derivative financial instrument involved in the transaction:
C = call;
P = put;
O = other, in which case specify.
8 Indicate the financial instrument underlying the derivative contract (or the warrant or covered warrant) and the company that issued such financial instrument.
9 Indicate the main conditions characterizing the derivative financial instrument (or the warrant or covered warrant) involved in the transaction (including at least: strike price, exercise ratio and expiry date).
10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Andrea Angelino	Title: Head of Administration Department Enel Distribuzione S.p.A.

Disclosure of transactions referred to in Article 2.6.4 , paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 11, 2005	S	AZO	IT0003128367	28,420	€5.240	€148,920.80	stock option exercise

February 11, 2005	V	AZO	IT0003128367	28,420	€7.690	€218,549.80	Market transaction

Sub-TOTAL (A)						€ 367,470.60

Disclosure of transactions referred to in Article 2.6.4, paragraphs 1, letters b) and c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 367,470.60

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

* * * *

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Fabio Bonomo	Title: Company Law and Securities Exchange Regulations Compliance Manager Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	5,218	€5.240	€27,342.32	stock option exercise

February 3, 2005	V	AZO	IT0003128367	5,218	€7.400	€38,613.20	Market transaction

February 7, 2005	S	AZO	IT0003128367	5,000	€5.240	€26,200.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	5,000	€7.520	€37,600.00	Market transaction

February 7, 2005	S	AZO	IT0003128367	7,500	€6.426	€48,195.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	7,500	€7.515	€56,362.50	Market transaction

February 8, 2005	S	AZO	IT0003128367	7,500	€6.426	€48,195.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	7,500	€7.600	€57,000.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	10,000	€6.426	€64,260.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	10,000	€7.700	€77,000.00	Market transaction

Sub-TOTAL (A)						€ 480,768.02

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 480,768.02

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

* * * *

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Andrea Brentan	Title: Head of International Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	64,454	€5.240	€337,738.96	stock option exercise

February 3, 2005	V	AZO	IT0003128367	64,454	€7.3888	€476,237.72	Market transaction

Sub-TOTAL (A)						€ 813,976.68

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 813,976.68

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

* * * *

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Alessandro Bufacchi	Title: Director of Information & Communication Technology Department of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	30,000	€6.426	€192,780.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	30,000	€7.450	€223,500.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	64,454	€5.240	€337,738.96	stock option exercise

February 4, 2005	V	AZO	IT0003128367	64,454	€7.500	€483,405.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	55,000	€6.426	€353,430.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	55,000	€7.550	€415,250.00	Market transaction

Sub-TOTAL (A)						€ 2,006,103.96

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 2,006,103.96

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Vincenzo Cannatelli	Title: Chairman of the Board of Directors of Enel Distribuzione S.p.A. and Chief Operating Officer of Infrastructure, Networks and Sales Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	339,800	€6.426	€2,183,554.80	stock option exercise

February 3, 2005	V	AZO	IT0003128367	339,800	€7.400	€2,514,520.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	311,241	€5.240	€1,630,902.84	stock option exercise

February 3, 2005	V	AZO	IT0003128367	311,241	€7.400	€2,303,183.40	Market transaction

Sub-TOTAL (A)						€ 8,632,161.04

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 8,632,161.04

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Antonio Cardani	Title: Director of Audit Department of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	30,000	€5.240	€157,200.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	30,000	€7.400	€222,000.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	34,454	€5.240	€180,538.96	stock option exercise

February 3, 2005	V	AZO	IT0003128367	34,454	€7.450	€256,682.30	Market transaction

February 4, 2005	S	AZO	IT0003128367	45,000	€6.426	€289,170.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	45,000	€7.500	€337,500.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	40,000	€6.426	€257,040.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	40,000	€7.550	€302,000.00	Market transaction

Sub-TOTAL (A)						€ 2,002,131.26

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 2,002,131.26

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Salvatore Cardillo	Title: Director of Legal Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	64,454	€5.240	€337,738.96	stock option exercise

February 3, 2005	V	AZO	IT0003128367	64,454	€7.400	€476,959.60	Market transaction

February 4, 2005	S	AZO	IT0003128367	42,500	€6.426	€273,105.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	42,500	€7.500	€318,750.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	42,500	€6.426	€273,105.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	42,500	€7.550	€320,875.00	Market transaction

Sub-TOTAL (A)						€ 2,000,533.56

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 2,000,533.56

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Giulio Antonio Carone	Title: Head of Planning and Control Department Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 8, 2005	S	AZO	IT0003128367	48,500	€6.426	€311,661.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	48,500	€7.650	€371,025.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	28,420	€5.240	€148,920.80	stock option exercise

February 8, 2005	V	AZO	IT0003128367	28,420	€7.650	€217,413.00	Market transaction

Sub-TOTAL (A)						€ 1,049,019.80

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,049,019.80

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Gianluca Comin	Title: Director of Communication Department of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 1, 2005	V	AZO	IT0003128367	5,000	€7.290	€36,450.00	Market transaction

February 2, 2005	V	AZO	IT0003128367	5,000	€7.370	€36,850.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	37,040	€5.240	€194,089.60	stock option exercise

February 4, 2005	V	AZO	IT0003128367	37,040	€7.480	€277,059.20	Market transaction

February 4, 2005	S	AZO	IT0003128367	50,000	€5.240	€262,000.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	50,000	€7.480	€374,000.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	50,000	€5.240	€262,000.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	50,000	€7.500	€375,000.00	Market transaction

Sub-TOTAL (A)						€ 1,817,448.80

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—		—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,817,448.80

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Fulvio Conti	Title: Chief Financial Officer of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	50,000	€6.426	€321,300.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	50,000	€7.390	€369,500.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	50,000	€6.426	€321,300.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	50,000	€7.5150	€375,750.00	Market transaction

February 7, 2005	S	AZO	IT0003128367	41,500	€6.426	€266,679.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	41,500	€7.520	€312,080.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	50,000	€5.240	€262,000.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	50,000	€7.600	€380,000.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	50,000	€5.240	€262,000.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	50,000	€7.640	€382,000.00	Market transaction

Sub-TOTAL (A)						€ 3,252,609.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 3,252,609.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Pierangelo Fadel	Title: Head of Legal and Corporate Affairs Department Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	36,400	€6.426	€233,906.40	stock option exercise

February 3, 2005	V	AZO	IT0003128367	36,400	€7.400	€269,360.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	28,420	€5.240	€148,920.80	stock option exercise

February 3, 2005	V	AZO	IT0003128367	28,420	€7.400	€210,308.00	Market transaction

Sub-TOTAL (A)						€ 862,495.20

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 862,495.20

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Fulvia Fazio	Title: Head of Communication Department Enel Distribuzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 11, 2005	S	AZO	IT0003128367	19,400	€6.426	€124,664.40	stock option exercise

February 11, 2005	V	AZO	IT0003128367	19,400	€7.6117	€147,666.98	Market transaction

February 11, 2005	S	AZO	IT0003128367	28,420	€5.240	€148,920.80	stock option exercise

February 11, 2005	V	AZO	IT0003128367	28,420	€7.610	€216,276.20	Market transaction

Sub-TOTAL (A)						€ 637,528.38

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 637,528.38

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Luigi Ferraris	Title: Head of Planning and Control Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

January 10, 2005	V	AZO Terna	IT0003242622	6,000	€2.175	€13,050.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	85,000	€6.426	€546,210.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	85,000	€7.400	€629,000.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	64,454	€5.240	€337,738.96	stock option exercise

February 3, 2005	V	AZO	IT0003128367	64,454	€7.400	€476,959.60	Market transaction

Sub-TOTAL (A)						€ 2,002,958.56

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—		—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 2,002,958.56

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Sandro Fontecedro	Title: Chairman of the Board of Directors of Enel Produzione S.p.A. and Chief Operating Officer of Generation & Energy Management Division

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	40,000	€6.426	€257,040.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	40,000	€7.390	€295,600.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	34,454	€5.240	€180,538.96	stock option exercise

February 3, 2005	V	AZO	IT0003128367	34,454	€7.390	€254,615.06	Market transaction

February 4, 2005	S	AZO	IT0003128367	10,000	€5.240	€52,400.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	10,000	€7.500	€75,000.00	Market transaction

February 7, 2005	S	AZO	IT0003128367	20,000	€6.426	€128,520.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	20,000	€7.520	€150,400.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	10,000	€5.240	€52,400.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	10,000	€7.550	€75,500.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	25,000	€6.426	€160,650.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	25,000	€7.590	€189,750.00	Market transaction

Sub-TOTAL (A)						€ 1,872,414.02

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—		—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,872,414.02

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Paola Raffaella Giannone	Title: HR Development Manager Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 4, 2005	S	AZO	IT0003128367	19,400	€6.426	€124,664.40	stock option exercise

February 4, 2005	V	AZO	IT0003128367	19,400	€7.500	€145,500.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	15,218	€5.240	€79,742.32	stock option exercise

February 4, 2005	V	AZO	IT0003128367	15,218	€7.5009	€114,148.70	Market transaction

Sub-TOTAL (A)						€ 464,055.42

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 464,055.42

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Maria Raffaella Leone	Title: Executive Assistant to the CEO of Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	64,454	€5.240	€337,738.96	stock option exercise

February 3, 2005	V	AZO	IT0003128367	64,454	€7.420	€478,248.68	Market transaction

Sub-TOTAL (A)						€ 815,987.64

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 815,987.64

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Claudio Machetti	Title: Head of Finance Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	23,750	€6.426	€152,617.50	stock option exercise

February 3, 2005	V	AZO	IT0003128367	23,750	€7.390	€175,512.50	Market transaction

February 16, 2005	S	AZO	IT0003128367	10,000	€5.240	€52,400.00	stock option exercise

February 16, 2005	V	AZO	IT0003128367	10,000	€7.590	€75,900.00	Market transaction

Sub-TOTAL (A)						€ 456,430.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 456,430.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Maria Cristina Milano	Title: Head of Communication Department Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	19,400	€6.426	€124,664.40	stock option exercise

February 3, 2005	V	AZO	IT0003128367	19,400	€7.415	€143,851.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	15,218	€5.240	€79,742.32	stock option exercise

February 3, 2005	V	AZO	IT0003128367	15,218	€7.400	€112,613.20	Market transaction

Sub-TOTAL (A)						€ 460,870.92

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 460,870.92

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Gerardo Orsini	Title: Media Relations Manager Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	15,218	€5.240	€79,742.32	stock option exercise

February 3, 2005	V	AZO	IT0003128367	15,218	€7.375	€112,232.75	Market transaction

Sub-TOTAL (A)						€ 191,975.07

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 191,975.07

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Vito Rossi	Title: Head of Department of Corporate Affairs Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 8, 2005	S	AZO	IT0003128367	48,500	€6.426	€311,661.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	48,500	€7.550	€366,175.00	Market transaction

Sub-TOTAL (A)						€ 677,836.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 677,836.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Marco Salemme	Title: Head of Administration and Services Department Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	19,400	€6.426	€124,664.40	stock option exercise

February 3, 2005	V	AZO	IT0003128367	19,400	€7.390	€143,366.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	28,420	€5.240	€148,920.80	stock option exercise

February 3, 2005	V	AZO	IT0003128367	28,420	€7.390	€210,023.80	Market transaction

Sub-TOTAL (A)						€ 626,975.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 626,975.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Salvatore Sardo	Title: Director of Purchase and Services Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 4, 2005	S	AZO	IT0003128367	93,421	€5.240	€489,526.04	stock option exercise

February 4, 2005	V	AZO	IT0003128367	93,421	€7.500	€700,657.50	Market transaction

February 7, 2005	S	AZO	IT0003128367	100,000	€5.240	€524,000.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	100,000	€7.535	€753,500.00	Market transaction

Sub-TOTAL (A)						€ 2,467,683.54

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 2,467,683.54

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Claudio Sartorelli	Title: Director of Department of Corporate Affairs Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 7, 2005	S	AZO	IT0003128367	15,000	€6.426	€96,390.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	15,000	€7.520	€112,800.00	Market transaction

February 7, 2005	S	AZO	IT0003128367	15,000	€5.240	€78,600.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	15,000	€7.520	€112,800.00	Market transaction

February 7, 2005	S	AZO	IT0003128367	28,750	€6.426	€184,747.50	stock option exercise

February 7, 2005	V	AZO	IT0003128367	28,750	€7.535	€216,631.25	Market transaction

February 7, 2005	S	AZO	IT0003128367	20,000	€5.240	€104,800.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	20,000	€7.535	€150,700.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	20,000	€6.426	€128,520.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	20,000	€7.700	€154,000.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	29,454	€5.240	€154,338.96	stock option exercise

February 8, 2005	V	AZO	IT0003128367	29,454	€7.700	€226,795.80	Market transaction

Sub-TOTAL (A)						€ 1,721,123.51

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,721,123.51

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Paolo Scaroni	Title: Chief Executive Officer and General Manger Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	120,000	€6.480	€777,600.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	120,000	€7.3902	€886,824.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	120,000	€6.480	€777,600.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	120,000	€7.400	€888,000.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	120,000	€6.480	€777,600.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	120,000	€7.410	€889,200.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	120,000	€6.480	€777,600.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	120,000	€7.395	€887,400.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	120,000	€6.480	€777,600.00	stock option exercise

February 3, 2005	V	AZO	IT0003128367	120,000	€7.430	€891,600.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	120,000	€6.480	€777,600.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	120,000	€7.510	€901,200.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	120,000	€6.480	€777,600.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	120,000	€7.490	€898,800.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	41,400	€6.480	€268,272.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	41,400	€7.505	€310,707.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	150,000	€5.240	€786,000.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	150,000	€7.470	€1,120,500.00	Market transaction

February 4, 2005	S	AZO	IT0003128367	150,000	€5.240	€786,000.00	stock option exercise

February 4, 2005	V	AZO	IT0003128367	150,000	€7.480	€1,122,000.00	Market transaction

February 7, 2005	S	AZO	IT0003128367	120,000	€6.480	€777,600.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	120,000	€7.520	€902,400.00	Market transaction

February 7, 2005	S	AZO	IT0003128367	150,000	€5.240	€786,000.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	150,000	€7.515	€1,127,250.00	Market transaction

February 7, 2005	S	AZO	IT0003128367	150,000	€5.240	€786,000.00	stock option exercise

February 7, 2005	V	AZO	IT0003128367	150,000	€7.530	€1,129,500.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	150,000	€5.240	€786,000.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	150,000	€7.540	€1,131,000.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	150,000	€5.240	€786,000.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	150,000	€7.590	€1,138,500.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	60,000	€5.240	€314,400.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	60,000	€7.610	€456,600.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	150,000	€5.240	€786,000.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	150,000	€7.595	€1,139,250.00	Market transaction

February 8, 2005	S	AZO	IT0003128367	150,000	€5.240	€786,000.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	150,000	€7.600	€1,140,000.00	Market transaction

Sub-TOTAL (A)						€ 30,052,203.00

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 30,052,203.00

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company: Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Luca Solfaroli Camillocci	Title: Head of Planning and Control Department Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	19,400	€6.426	€124,664.40	stock option exercise

February 3, 2005	V	AZO	IT0003128367	19,400	€7.400	€143,560.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	28,420	€5.240	€148,920.80	stock option exercise

February 3, 2005	V	AZO	IT0003128367	28,420	€7.400	€210,308.00	Market transaction

Sub-TOTAL (A)						€ 627,453.20

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 627,453.20

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Carlo Tamburi	Title: Head of Merger & Acquisition Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 4, 2005	S	AZO	IT0003128367	64,454	€5.240	€337,738.96	stock option exercise

February 4, 2005	V	AZO	IT0003128367	64,454	€7.505	€483,727.27	Market transaction

Sub-TOTAL (A)						€ 821,466.23

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 821,466.23

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Luciana Tarozzi	Title: Head of Administration Department Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 8, 2005	S	AZO	IT0003128367	77,500	€6.426	€498,015.00	stock option exercise

February 8, 2005	V	AZO	IT0003128367	77,500	€7.545	€584,737.50	Market transaction

February 9, 2005	S	AZO	IT0003128367	50,000	€6.426	€321,300.00	stock option exercise

February 9, 2005	V	AZO	IT0003128367	50,000	€7.670	€383,500.00	Market transaction

Sub-TOTAL (A)						€ 1,787,552.50

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 1,787,552.50

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Luca Torchia	Title: Investor Relations Manager Enel S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	19,400	€6.426	€124,664.40	stock option exercise

February 3, 2005	V	AZO	IT0003128367	19,400	€7.390	€143,366.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	15,218	€5.240	€79,742.32	stock option exercise

February 3, 2005	V	AZO	IT0003128367	15,218	€7.390	€112,461.02	Market transaction

Sub-TOTAL (A)						€ 460,233.74

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 460,233.74

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

Company:          Enel S.p.A.

Reference period: 1st quarter (January — March) 2005

Disclosure:                    periodic                    immediate                    delayed

Declarer: Eugenio Vaccari	Title: Head of Department of Legal Affairs Enel Produzione S.p.A.

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letter a), of the Market Regulations, as well as of convertible bonds

		Financial				Amount paid/received
Date	Transaction	instrument	ISIN code	Quantity	Unit price	in the transaction	Source

February 3, 2005	S	AZO	IT0003128367	19,400	€6.426	€124,664.40	stock option exercise

February 3, 2005	V	AZO	IT0003128367	19,400	€7.405	€143,657.00	Market transaction

February 3, 2005	S	AZO	IT0003128367	28,420	€5.240	€148,920.80	stock option exercise

February 3, 2005	V	AZO	IT0003128367	28,420	€7.400	€210,308.00	Market transaction

Sub-TOTAL (A)						€ 627,550.20

Disclosure of transactions referred to in article 2.6.4, paragraph 1, letters b) e c), of the Market Regulations, with the exclusion of convertible bonds

Underlying
		Financial			financial	Actual investment/disinvestment			Potential investment/disinvestment
Date	Transaction	instrument	Category	ISIN code	instrument	Qty	Unit price	Amount	Qty	Unit price	Amount	Features

—	—	—	—	—	—	—	—		—	—	—	—

Sub-TOTAL (B)											0

TOTAL (A) + (B)											€ 627,550.20

For an explanation of certain information presented in the table above, please see the notes to the corresponding cell in the first table presented in these “Notices relating to trading of Enel shares by Senior Management”

*****

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: February 17, 2005